EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     Our consolidated ratio of earnings to fixed charges for each of the periods indicated is set forth below:

	THREE MONTHS
	ENDED	YEAR ENDED DECEMBER 31,
	MARCH 31, 2008	2007	2006	2005	2004	2003
	(DOLLARS IN THOUSANDS)
FIXED CHARGES:
Interest costs	$3,415	$13,696	$13,620	$6,766	$6,711	$4,692
Capitalized interest	—	—	—	—	260	1,558

Total fixed charges	$3,415	$13,696	$13,620	$6,766	6,971	6,250

EARNINGS:
Net income (loss)	$(2,477)	$11,707	$21,464	$21,913	$20,351	$5,913
Add fixed charges per above	3,415	13,696	13,620	6,766	6,971	6,250
Less capitalized interest per above	—	—	—	—	(260)	(1,558)

Total earnings, as adjusted	$938	$25,403	$35,084	$28,679	$27,062	$10,605

RATIO OF EARNINGS TO FIXED CHARGES	0.27	1.85	2.58	4.24	3.88	1.70